Exhibit (a)(5)(clxxvii)

For Immediate Release

Contacts:	Nancy Lee Director Investor Relations Oracle Corporation (650) 506-1717	Jim Finn Vice President Corporate Communications Oracle Corporation (650) 506-1691

Oracle Learns That PeopleSoft Will Reject Oracle’s Best and Final Offer

Decision is now in the hands of PeopleSoft’s shareholders

REDWOOD SHORES, Calif., November 10, 2004 — Oracle Corporation (Nasdaq: ORCL) has learned that PeopleSoft will reject Oracle’s $24.00 a share best and final offer. The cash tender offer to purchase all of the outstanding shares of PeopleSoft, Inc. (Nasdaq: PSFT) stands at $24.00 per share, or approximately $8.8 billion, and will be withdrawn in the event a majority of shares have not been tendered by midnight (EST) November 19, 2004.

“After receiving an affirmative clearance decision from the European Commission, we submitted our best and final offer to the PeopleSoft Board. Oracle’s Board deliberated and concluded that the absolute maximum amount we were prepared to pay was $24 dollars a share. Beyond that, there are better uses of our capital including other acquisitions and repurchasing our own shares,” said Oracle CEO, Larry Ellison. “Oracle has been at this for a year and a half and it is now time to bring this matter to a close. On November 19th, we will respect the will of the shareholders.”

Jeff Henley, Oracle’s Chairman of the Board, added, “PeopleSoft’s shareholders now face a very simple decision. They can accept our all-cash $24.00 per share offer on November 19th or it will be withdrawn.” Henley added, “We believe our offer represents a substantial premium over PeopleSoft’s standalone value now or in the foreseeable future. We leave it to PeopleSoft’s

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shareholders to decide whether PeopleSoft’s current management can deliver better shareholder value now, or within any reasonable investment horizon.”

A copy of the tender offer documents are available on www.sec.gov and on www.oracle.com.

THOSE SHAREHOLDERS THAT WISH TO TAKE ADVANTAGE OF THE OFFER SHOULD TENDER THEIR SHARES BY PROPERLY COMPLETING THE GREEN LETTER OF TRANSMITTAL RECENTLY SENT YOU AND RETURNING IT ALONG WITH YOUR STOCK CERTIFICATES TO THE DEPOSITARY. IF A BANK OR BROKER HOLDS YOUR SHARES, YOU SHOULD CONTACT YOUR REPRESENTATIVE AND INSTRUCT THE BANK OR BROKER TO TENDER THE SHARES ON YOUR BEHALF. IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE IN TENDERING YOUR SHARES, PLEASE CONTACT OUR INFORMATION AGENT, MACKENZIE PARTNERS, INC., AT (800) 322-2885.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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